MAWSON INFRASTRUCTURE GROUP INC.

LEVEL 5, 97 PACIFIC HIGHWAY

NORTH SYDNEY NSW 2060

AUSTRALIA

Telephone: +61 2 8624 6130

November 9, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-3010

Attn: Matthew Derby, Esq.

Re:	Mawson Infrastructure Group Inc. Registration Statement on Form S-3 File No. 333-260600	Acceleration Request Requested Date: November 10, 2021 Requested Time: 4:00 P.M. Eastern Time (or as soon thereafter as possible)

Dear Mr. Derby:

Mawson Infrastructure Group Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with Brian Lee of Dentons US LLP, counsel to the Company, at (212) 768-6926.

Sincerely, MAWSON INFRASTRUCTURE GROUP INC.

By:	/s/ James Manning
Name: James Manning Title: Chief Executive Officer

cc:	Brian Lee, Esq. Dentons US LLP